Exhibit 1

For Immediate Release

Pointer Telocation Reports Q2 2013 Financial Results

•	Record revenues of $ 23 million

•	Adjusted EBITDA - $ 2.7 million in Q2 2013

•	Non-GAAP net income of $ 1.7 million in Q2 2013

Rosh HaAyin, Israel August 14th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the second quarter of 2013.

Financial Highlights

Revenues: Pointer's revenues for the second quarter of 2013 increased approximately 10% to $23.2 million compared to $21.2 million in the second quarter of 2012.

International activities for the second quarter of both 2013 and 2012 were 27% of total revenues.

Revenues from products in the second quarter of 2013 increased approximately 9% to $8.4 million (36% of revenues) compared to $7.7 million (36% of revenues) in the same period in 2012.

Pointer's revenues from services in the second quarter of 2013 increased approximately 10% to $14.8 million (64% of revenues) compared to $13.5 million (64% of revenues), in the comparable period of 2012.

Gross Profit: In the second quarter of 2013, gross profit was $7.6 million (33% of revenues) compared to $6.8 million (32% of revenues) in the second quarter of 2012.

Operating Income: Operating income increased approximately 44% to $1.767 million in the second quarter of 2013 compared to $1.223 million in the second quarter of 2012.

Net Income: Net income attributable to Pointer's shareholders was $1 million or $0.17 per share in the second quarter of 2013 compared to $0.2 million, or $0.04 per share, in the second quarter of 2012.

Non GAAP net income: Pointer recorded non-GAAP net income of $ 1.74 million in the second quarter of 2013, an increase of approximately 34% compared to non-GAAP net income of $1.3 million in the second quarter of 2012.

Adjusted EBITDA: Pointer's adjusted EBITDA for the second quarter of 2013 was $2.7 million compared to $2.6 in the second quarter of 2012.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We are pleased by our continued improved performance – both on the top and bottom lines – despite the challenging economic conditions in markets around the world, leading to prices and margins erosion in our Company. We are continuing to devote a great deal of effort in developing and launching new products that will enable us to sustain our leading market position and continue to improve our overall performance. In addition, we continue to explore growth opportunities in additional markets along with our ongoing marketing efforts in Latin America."

Conference Call Information:

Pointer Telocation's management will host today, Wednesday, August 14th, 2013 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 16:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-800-896-9108, From Israel: 03-918-0688

A replay will be available from August 15th, 2013 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com

POINTER TELOCATION

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,405	$3,685
Restricted cash	98	108
Trade receivables	18,039	16,215
Other accounts receivable and prepaid expenses	2,312	2,069
Inventories	4,215	3,982

Total current assets	27,069	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	527	582
Severance pay fund	9,812	9,034
Property and equipment, net	11,002	10,364
Investment and long term loans to affiliate	860	814
Other intangible assets, net	1,770	2,242
Goodwill	48,610	47,190

Total long-term assets	72,581	70,226

Total assets	$99,650	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,154	$11,129
Trade payables	10,965	11,248
Deferred revenues and customer advances	8,789	6,954
Other accounts payable and accrued expenses	6,955	7,251

Total current liabilities	35,863	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks	8,907	9,339
Long-term loans from shareholders and others	1,083	925
Other long-term liabilities	4,315	3,765
Accrued severance pay	11,075	10,328

	25,380	24,357
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 5,555,558 shares at June 30, 2013 and December 31, 2012	3,871	3,871
Additional paid-in capital	120,680	120,290
Accumulated other comprehensive income	1,429	1,127
Accumulated deficit	(93,762)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	32,218	29,748

Non-controlling interest	6,189	5,598

Total equity	38,407	35,346

Total liabilities and shareholders' equity	$99,650	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Revenues:
Products	$15,816	$15,516	$8,394	$7,691	$30,402
Services	29,564	27,258	14,841	13,475	54,430

Total revenues	45,380	42,774	23,235	21,166	84,832

Cost of revenues:
Products	9,198	9,280	4,817	4,655	17,988
Services	21,343	19,074	10,783	9,647	38,573
Amortization of intangible assets	-	121	-	61	181

Total cost of revenues	30,541	28,475	15,600	14,363	56,742

Gross profit	14,839	14,299	7,635	6,803	28,090

Operating expenses:
Research and development	1,470	1,389	800	673	2,716
Selling and marketing	4,894	4,445	2,569	2,186	9,067
General and administrative	4,653	4,808	2,370	2,220	9,232
Amortization of intangible assets	510	1,005	129	501	1,987

Total operating expenses	11,527	11,647	5,868	5,580	23,002

Operating income	3,312	2,652	1,767	1,223	5,088
Financial expenses, net	598	927	260	462	1,628
Other income (expenses), net	9	(9)	1	(2)	(5)

Income before taxes on income	2,721	1,716	1,508	759	3,455
Taxes on income	467	546	303	257	861

Income after taxes on income	2,254	1,170	1,205	502	2,594
Equity in gains (losses) gains of affiliate	182	(81)	70	(33)	38

Income from continuing operations	2,436	1,089	1,275	469	2,632
Loss from discontinued operations, net	-	700	-	518	995

Net income (loss)	$2,436	$389	$1,275	$(49)	$1,637

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$593	$(921)	$(102)	$(1,575)	$299
Realized gains (losses) on derivatives designated as cash flow hedges	(24)	(161)	-	(82)	224
Unrealized gains on derivatives designated as cash flow hedges	-	295	-	32	14

Total comprehensive income (loss)	$3,005	$(398)	$1,173	$(1,674)	$2,174

Profit from continuing operations attributable to:
Equity holders of the parent	1,778	722	971	421	1,833
Non-controlling interests	658	367	304	48	799

	2,436	1,089	1,275	469	2,632

Loss from discontinued operations attributable to:
Equity holders of the parent	-	357	-	219	630
Non-controlling interests	-	343	-	299	365

	$-	$700	$-	$518	$995
Total comprehensive income (loss) attributable to:
Equity holders of the parent	2,081	(343)	887	(1,088)	1,493
Non-controlling interests	924	(55)	286	(586)	681

	$3,005	$(398)	$1,173	$(1,674)	$2,174

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.32	$0.07	$0.17	$0.04	$0.23

Diluted net earnings per share	$0.32	$0.07	$0.17	$0.04	$0.23

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Cash flows from operating activities:

Net income	$2,436	$389	$1,275	$(49)	$1,637
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,913	3,059	830	1,709	5,546
Accrued interest and exchange rate	(19)	4	5	(10)	118
changes of long-term loans to affiliate	-	28	-	28	-
Accrued severance pay, net	(67)	(45)	(27)	(8)	91
Gain from sale of property and equipment, net	(166)	(124)	(98)	(86)	(271)
Equity in losses (gains) of affiliate	(182)	81	(70)	33	(38)
Stock-based compensation	58	168	25	67	265
Decrease in restricted cash	10	6	5	4	15
Decrease (increase) in trade receivables, net	(1,478)	(2,317)	535	721	(1,572)
Decrease (increase) in other accounts receivable and prepaid expenses	(257)	(641)	136	(382)	46
Decrease (increase) in inventories	(94)	883	(59)	81	732
Deferred income taxes, net	432	464	271	100	847
Decrease in long-term accounts receivable	32	233	9	77	234
Increase (decrease) in trade payables	(428)	973	(250)	808	965
Increase (decrease) in other accounts payable and accrued expenses	1,259	941	(157)	(527)	(274)

Net cash provided by operating activities	3,449	4,102	2,430	2,566	8,341

Cash flows from investing activities:
Purchase of property and equipment	(2,436)	(2,398)	(1,409)	(1,091)	(4,033)
Proceeds from sale of property and equipment	798	746	128	314	1,733
Investment and loans/Repayments in affiliate, net	66	(717)	34	12	(669)
Acquisition of subsidiary (a)	-	(251)	-	-	(251)
Purchase of business activity (b)	-	(3,125)	-	-	(3,125)

Net cash used in investing activities	(1,572)	(5,745)	(1,247)	(765)	(6,345)

Cash flows from financing activities:
Receipt of long-term loans from banks	3,681	7,637	2,333	4,456	11,670
Repayment of long-term loans from banks	(5,598)	(5,658)	(2,420)	(3,051)	(12,253)
Dividend paid to non-controlling interest	-	-	-	-	(1,215)
Proceeds from issuance of shares	-	143	-	138	1,947
Short-term bank credit, net	(1,046)	263	(670)	(1,867)	(347)

Net cash provided by (used in) financing activities	(2,963)	2,385	(757)	(324)	(198)

Effect of exchange rate changes on cash and cash equivalents	(194)	125	(351)	94	419

Increase (decrease) in cash and cash equivalents	(1,280)	867	75	1,571	2,217
Cash and cash equivalents at the beginning of the period	3,685	1,468	2,330	764	1,468

Cash and cash equivalents at the end of the period	$2,405	$2,335	$2,405	$2,335	$3,685

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2013	2012	2013	2013	2012
		Unaudited
(a)	Acquisition of subsidiary:

	Property and equipment	$-	$22	$-	$22	$22
	Technology	-	58	-	58	58
	Goodwill	-	304	-	304	304
	Non controlling Interest	-	(133)	-	(133)	(133)

		$-	$251	$-	$251	$251

(b)	Purchase of business activity:
	Working capital	$-	$27	$-	$27	$27
	Property and equipment	-	112	-	112	112
	Customer list	-	1,364	-	1,364	1,364
	Goodwill	-	1,669	-	1,669	1,669
	Accrued severance pay, net	-	(23)	-	(23)	(23)
	Employees accruals	-	(24)	-	(24)	(24)

		$-	$3,125	$-	$3,125	$3,125

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

ADDITIONAL INFORMATION
U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	Unaudited

GAAP Net income (loss) as reported	$2,436	$389	$1,275	$(49)	$1,637

amortization and impairment of intangible assets	510	1,126	129	562	2,168
Loss from discontinued operations, net	-	700	-	518	995
Stock based compensation expenses	58	168	25	67	265
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	563	419	315	201	819

Non-GAAP Net income	$3,567	$2,802	$1,744	$1,299	$5,884

Adjusted EBITDA

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	Unaudited

GAAP Net income (loss) as reported:	$2,436	$389	$1,275	$(49)	$1,637

Loss from discontinued operations, net	-	700	-	518	995
Financial expenses, net	598	927	260	462	1,628
Tax on income	467	546	303	257	861
Stock based compensation expenses	58	168	25	67	265
Depreciation, amortization and impairment of goodwill and intangible assets	1,913	2,711	830	1,361	5,198

Non-GAAP Adjusted EBITDA	$5,472	$5,441	$2,693	$2,616	$10,584